UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SQBG, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

817340201

(CUSIP Number)

Matthew D. Eby

TCP WR Acquisition, LLC

c/o Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-6999

With copies to:

Nazim Zilkha, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Tel: (212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817340201
1.	Name of Reporting Person: TCP WR ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 45-4197618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 817340201
1.	Name of Reporting Person: TCP SQBG ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 46-1615411

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 817340201
1.	Name of Reporting Person: TCP SQBG II, LLC I.R.S. Identification Nos. of above persons (entities only): 46-3255081

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 817340201
1.	Name of Reporting Person: TENGRAM CAPITAL ASSOCIATES, LLC I.R.S. Identification Nos. of above persons (entities only): 90-0659866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 817340201
1.	Name of Reporting Person: TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P. I.R.S. Identification Nos. of above persons (entities only): 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) HC; PN

CUSIP No. 817340201
1.	Name of Reporting Person: Matthew Eby I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 817340201
1.	Name of Reporting Person: William Sweedler I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) HC; IN

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

This Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of SQBG, Inc. (f/k/a Sequential Brands Group, Inc.) (the “Issuer”), a Delaware corporation and the predecessor issuer by merger to Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings), a Delaware corporation (“New Sequential”). The principal executive offices of the Issuer are located at 5 Bryant Park, 30th Floor, New York, NY 10018.

This Amendment No. 5 constitutes an exit filing for the Reporting Persons (as defined Item 2 below), whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold. This Amendment No. 5 hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2012, Amendment No. 1 to the Schedule 13D filed with the SEC on February 22, 2012, Amendment No. 2 to the Schedule 13D filed with the SEC on January 15, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on July 29, 2013 and Amendment No. 4 to the Scheduled 13D filed with the SEC on September 3, 2014. Unless otherwise stated herein, information reported in the Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded with information contained in this Amendment No. 5.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

TCP WR Acquisition, LLC (“TCP WR”) is a Delaware limited liability company and its principal business is investments. TCP SQBG Acquisition, LLC (“TCP SQBG”) is a Delaware limited liability company and its principal business is investments. TCP SQBG II, LLC (“SQBG II”) is a Delaware limited liability company and its principal business is investments. Tengram Capital Associates, LLC (“TCA”) is a Delaware limited liability company and its principal business is investments. TCA is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”), which is a Delaware limited partnership, the principal business of which is investments. Mr. William Sweedler and Mr. Matthew Eby are United States citizens and the controlling partners of Tengram and managing members of TCA, which is the managing member and which has the sole voting control of each of (i) TCP WR, (ii) TCP SQBG and (iii) SQBG II. Tengram, TCP WR, TCP SQBG, SQBG II, TCA, Mr. William Sweedler and Mr. Matthew Eby are collectively the “Reporting Persons”. The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

This Amendment No. 5 is being filed to report the disposition of all shares of Issuer Common Stock beneficially owned by the Reporting Persons in connection with the Mergers (as defined in this Item 3).

On June 22, 2015, the Issuer, New Sequential, Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Sequential (“Madeline Merger Sub”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Sequential (“Singer Merger Sub”), and Martha Stewart Living Omnimedia, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”). On December 4, 2015 (the “Effective Time”), subject to the terms and conditions of the Merger Agreement, Singer Merger Sub was merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of New Sequential (the “Sequential Merger”), and Madeline Merger Sub was merged with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of the Issuer (the “MSLO Merger”, and collectively with the Sequential Merger, the “Mergers”). As a result of the Mergers, the Issuer changed its name from “Sequential Brands Group, Inc.” to “SQBG, Inc.” and ceased to be a publicly traded company. New Sequential continued as a publicly traded company as the successor issuer to the Issuer pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended, with its shares of New Sequential Common Stock traded on the Nasdaq Stock Market under the symbol “SQBG”. New Sequential also changed its name from “Singer Madeline Holdings, Inc.” to “Sequential Brands Group, Inc.”

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Issuer Common Stock outstanding immediately prior to the Effective Time was converted into one share of common stock, par value $0.01, of New Sequential (the “New Sequential Common Stock”). Derivative securities relating to Issuer Common Stock were converted into derivative securities relating to an equal number of shares of New Sequential Common Stock, subject to rounding, with substantially the same terms and conditions (including vesting schedule and exercise price if applicable). Accordingly, at the Effective Time and pursuant to the Mergers, the Reporting Persons disposed of all shares of Issuer Common Stock which they beneficially owned immediately prior to the Effective Time.

The foregoing summary of the Mergers and the Merger Agreement is qualified in its entirety by reference to the Agreement and Plan of Merger filed as Exhibit 7.1 herewith and the Letter Agreement filed as Exhibit 7.2 herewith, both of which are incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 3 is hereby amended and restated to read as follows:

The information contained in Item 3 above is hereby incorporated by reference. Except as otherwise stated herein, the Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a) TCP WR no longer has beneficial ownership of any shares of Issuer Common Stock.

TCP SQBG no longer has beneficial ownership of any shares of Issuer Common Stock.

SQBG II no longer has beneficial ownership of any shares of Issuer Common Stock.

Each of Tengram and TCA, as the general partner of Tengram and the managing member of each of (i) TCP WR, (ii) TCP SQBG and (iii) SQBG II, and each of Mr. Matthew Eby and Mr. William Sweedler, as managing members of TCA, no longer has beneficial ownership of any shares of Issuer Common Stock.

Mr. William Sweedler no longer has beneficial ownership of any shares of Issuer Common Stock.

Mr. Matthew Eby no longer has beneficial ownership of any shares of Issuer Common Stock.

(b) The aggregate number and percentage of the shares of Issuer Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 5.

(c) Except as disclosed in this Amendment No. 5, the Reporting Persons have not effected any transactions in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be a beneficial owner of 5% or more of the Issuer Common Stock on December 4, 2015.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 7.1	Agreement and Plan of Merger, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 23, 2015).

Exhibit 7.2	Letter Agreement, dated as of October 22, 2015, by and among Singer Madeline Holdings, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 22, 2015).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2015

TCP WR ACQUISITION, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TCP SQBG ACQUISITION, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TCP SQBG II, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ Matthew Eby
Name:	Matthew Eby
Title:	Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler

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